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                                                                   March 1, 2000

Thermedics Inc.
470 Wildwood Street
Woburn, MA 01888
Attn:  John Keiser

Dear Jack:

     Reference is made to Thermedics Inc.'s proposed acquisitions of the minority interest investment in each of its majority owned subsidiaries, Thermo Sentron Inc. and Thermedics Detection Inc. In connection with those transactions, Thermo Electron Corporation intends to loan Thermedics up to $20,000,000 for the acquisition of such interests in each of Thermo Sentron and Thermedics Detection. This loan will be available at an interest rate equal to the 30-day Dealer Commercial Paper Rate plus 150 basis points, set at the beginning of each month, provided such rate shall be reduced to the Dealer Commercial Paper Rate plus 50 basis points to the extent of any funds invested by Thermedics' majority owned subsidiaries in Thermo Electron's cash management arrangement. Interest will be due and payable on a monthly basis and the loan will be payable in full on September 1, 2000. If these terms are acceptable to you, please sign the letter as indicated below to evidence your acceptance of the terms.


                                     Sincerely,

                                     THERMO ELECTRON CORPORATION

                                     /s/Theo Melas-Kyriazi


                                     Theo Melas-Kyriazi
                                     Vice President and Chief Financial Officer


ACCEPTED AND AGREED TO:

THERMEDICS INC.



John T. Keiser
/s/John T. Keiser
President and CEO